

13013028



✳AS
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Republic Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sixth Avenue
_____(No. and Street)_____

Des Moines, Iowa 50334
_____(City)_____　　　　_____(State)_____　　　　_____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith K. Kendzora　　　　　　　　　　　　　　　　　　(515) 245-2293
　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
_____(Name – of individual, state last, first, middle name)_____

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address)　　　　　　　　(City)　　　　　　　(State)　　　　　　　(Zip Code)

CHECK ONE:
　　X Certified Public Accountant
　　☐Public Accountant
　　☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EY
3/7//3

1302-1032348

Oath or Affirmation

I, Judith K. Kendzora, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Republic Equities Corporation, as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
President

_____
Notary Public



This report contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Operations
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1)



FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

American Republic Equities Corporation
Years Ended December 31, 2012 and 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

≡ℓ ERNST & YOUNG

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

American Republic Equities Corporation
Years Ended December 31, 2012 and 2011
With Report of Independent Registered
Public Accounting Firm

American Republic Equities Corporation

Financial Statements and
Supplementary Information

Years Ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm..1

Audited Financial Statements

Statements of Financial Condition...3
Statements of Operations...4
Statements of Changes in Stockholder's Equity..5
Statements of Cash Flows...6
Notes to Financial Statements...7

Supplementary Information

Supplemental Schedules:
  Computation of Net Capital – Part IIA 11
  Statement Relating to Certain Determinations Required Under
    Rule 15c3-3 – Part IIA..13
  Statement Pursuant to Rule 17a-5(d)(4)...14

1302-1032348



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Republic Equities Corporation

We have audited the accompanying financial statements of American Republic Equities Corporation (a wholly-owned subsidiary of American Republic Insurance Company) which comprise of the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Republic Equities Corporation at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Information schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst : young LLP

February 25, 2013

American Republic Equities Corporation

Statements of Financial Condition

		December 31		
		2012		2011
Assets				
Cash and cash equivalents	$	**66,904**	$	74,204
Current income taxes recoverable		**3,086**		418
Prepaid insurance		**951**		273
Total assets	$	**70,941**	$	74,895
Liabilities and stockholder's equity				
Liabilities:				
Due to affiliates	$	**74**	$	71
Accrued other liabilities		**5,641**		5,095
Total liabilities		**5,715**		5,166
Stockholder's equity:				
Common stock, par value $1.00 per share – 50,000 shares authorized, issued, and outstanding		**50,000**		50,000
Retained earnings		**15,226**		19,729
Total stockholder's equity		**65,226**		69,729
Total liabilities and stockholder's equity	$	**70,941**	$	74,895

See accompanying notes.

American Republic Equities Corporation

Statements of Operations

| | Year Ended December 31 | |
	2012	2011
Income:		
Variable annuity processing fee	$ 6,000	$ 6,000
	6,000	6,000
Expenses:		
Salaries and related expenses	398	353
Rent	35	112
Professional fees	11,577	8,801
Insurance expense	543	328
Licenses and fees	390	360
Miscellaneous	828	947
	13,771	10,901
Loss before income tax benefit	(7,771)	(4,901)
Current income tax benefit	(3,268)	(1,802)
Net loss	$ (4,503)	$ (3,099)

See accompanying notes.

1302-1032348

American Republic Equities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2011	$ 50,000	$ 22,828	$ 72,828
Net loss	–	(3,099)	(3,099)
Balance at December 31, 2011	50,000	19,729	69,729
Net loss	–	(4,503)	(4,503)
Balance at December 31, 2012	$ 50,000	$ 15,226	$ 65,226

See accompanying notes.

American Republic Equities Corporation

Statements of Cash Flows

| | Year Ended December 31 | |
	2012	2011
Operating activities		
Net loss	$ (4,503)	$ (3,099)
Adjustments to reconcile net loss to net		
cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Current income taxes recoverable	(2,668)	12,231
Prepaid insurance	(678)	327
Due to affiliates	3	(8)
Accrued other liabilities	546	(43)
Net cash provided by (used in) operating activities	(7,300)	9,408
Increase (decrease) in cash and cash equivalents	(7,300)	9,408
Cash and cash equivalents at beginning of year	74,204	64,796
Cash and cash equivalents at end of year	$ 66,904	$ 74,204
Supplemental disclosure of cash flow information		
Cash received for income taxes	$ 600	$ 14,032

See accompanying notes.

1302-1032348

1. Significant Accounting Policies

Organization

American Republic Equities Corporation (the Company) is a wholly-owned subsidiary of American Republic Insurance Company (American Republic) which, in turn, is wholly-owned by American Enterprise Group, Inc. American Enterprise Group, Inc. is a wholly-owned subsidiary of American Enterprise Mutual Holding Company. The Company operates as a broker-dealer principally to market variable annuity products offered by American Republic.

Cash Equivalents

In connection with the preparation of its statements of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company's revenues are derived from fees for the underwriting of a variable product offered by American Republic. Revenues are recognized on an accrual basis.

2. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is the price that the Company would receive at the measurement date upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

2. Fair Value Measurements (continued)

A hierarchal framework has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value, including such a pricing model and/or the risk inherent in the inputs to the valuation technique.

Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – quoted prices in active markets for identical investments.

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

At December 31, 2012 and 2011, the Company's cash equivalents are categorized as level 1 as fair values are measured using quoted market prices in active markets for identical investments.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between the levels during the year ended December 31, 2012.

3. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of American Enterprise Mutual Holding Company, and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return for the State of Iowa.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on management's evaluation at December 31, 2012 and 2011, there are no significant uncertain tax positions that would require recognition or disclosure in the financial statements.

At December 31, 2012 and 2011, the Company had no net operating loss carryforwards for federal or state income tax purposes nor any capital loss carryovers. The primary difference between the Company's effective tax rate and the customary federal income tax rate is state taxes.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files a U.S. federal income tax return and state income tax returns where required. The 2009 through 2012 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2012, the Company had defined net capital of $61,189, which was $56,189 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.093 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(l).

5. Related-Party Transactions

The Company receives a monthly fee of $500 for underwriting a variable annuity product offered by American Republic.

Principally all of the Company's operating expenses are the result of charges by American Republic and other affiliates for personnel and other services provided on a mutually agreed-upon basis.

6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements are issued.

Supplementary Information

Computation of Net Capital – Part IIA

December 31, 2012

Computation of net capital

1. Total ownership equity from statement of financial condition			$	65,226
2. Deduct ownership equity not allowable for net capital				–
3. Total ownership equity qualified for net capital				
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–		
B. Other (deductions) or allowable credits		–		–
5. Total capital and allowable subordinated liabilities				65,226
6. Deductions and/or charges:				
A. Total nonallowable assets from statement of financial condition (Notes B and C):				
• Current income taxes recoverable	$ 3,086			
• Prepaid insurance	951	$ 4,037		
B. Secured demand note deficiency		–		
C. Commodity futures and spot commodities – proprietary capital charges		–		
D. Other deductions and/or changes		–		4,037
7. Other additions and/or credits				–
8. Net capital before haircuts on securities positions				61,189
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		–		
B. Subordinated securities borrowings		–		
C. Trading and investment securities:				
1. Exempted securities	–			
2. Debt securities	–			
3. Options	–			
4. Other securities	–	–		
D. Undue concentration		–		
E. Other		–		–
10. Net capital			$	61,189

Computation of basic net capital requirement
Part A

11. Minimum net capital required (6 2/3% of line 19)	$	381
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		56,189
15. Excess net capital at 1000% (line 10 less greater of 10% of line 19 or 120% of line 12)		55,189

Computation of aggregate indebtedness

16. Total A.I. liabilities from statement of financial condition		$	5,715
17. Add:			
A. Drafts for immediate credit	$ –		
B. Market value of securities borrowed for which no equivalent value is paid or credited	–		
C. Other unrecorded amounts	–		–
19. Total aggregate indebtedness			5,715
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			9.34%
21. Percentage of debt to debt – equity total computed in accordance with Rule 15c3-1(d)			– %

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

1302-1032348

American Republic Equities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2012

**Computation for determination of reserve requirements
pursuant to Rule 15c3-3:**

Exemptive provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only).   X
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.   _____
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm _____.   _____
    D. (k)(3) – Exempted by order of the Commission.   _____

American Republic Equities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2012

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2012.

Ernst & Young LLP

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